Filed by X-Rite, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: X-Rite, Incorporated

Commission File No.: 0-14800

PRESS RELEASE

Contact:

Mary E. Chowning, CFO

(616) 257-2777

mchowning@xrite.com

X-RITE ANNOUNCES DEFINITIVE INTERIM RESULTS OF ITS OFFER FOR ALL

REGISTERED SHARES OF AMAZYS HOLDING AG

X-RITE COMMENCES ADDITIONAL ACCEPTANCE PERIOD

Grandville, Michigan, May 30, 2006 – X-Rite, Incorporated (Nasdaq: XRIT) announced today, in accordance with Swiss law, the definitive interim results of X-Rite’s offer to purchase all of the outstanding registered shares of Amazys Holding AG (“Amazys”) for the purchase price of CHF 77 per Amazys share plus 2.11 shares of X-Rite stock per Amazys share (“Offer”). X-Rite also announced the commencement of an additional acceptance period for the Offer.

The initial Offer period expired at 4:00 p.m., Central European time, 10:00 a.m., Eastern Daylight time, on Tuesday, May 23, 2006. Based on information provided by Lombard Odier Darier Hentsch & Cie, the tender agent for the Offer, as of the expiration of the initial Offer period, 3,004,056 Amazys shares, representing 87.5% of the 3,433,066 Amazys shares outstanding on a fully diluted basis to which the Offer pertains, have been tendered to X-Rite. In accordance with the terms of the Offer, holders of Amazys shares will receive CHF 77 and 2.11 shares of X-Rite stock for each Amazys share tendered and not withdrawn.

X-Rite has accepted the Amazys shares that were validly tendered and not properly withdrawn through May 23, 2006.

In accordance with the terms of the Offer, X-Rite is providing an additional acceptance period of ten Swiss trading days in order to provide Amazys shareholders who have not tendered their shares during the initial Offer period with the opportunity to tender their shares into the Offer. The additional acceptance period begins on Tuesday, May 30, 2006 and expires at 4:00 p.m., Central European time, 10:00 a.m., Eastern Daylight time, on Tuesday, June 13, 2006. Amazys shares tendered during the additional acceptance period may not be withdrawn. The settlement of the Offer is expected to occur on July 5, 2006.

About X-Rite:

X-Rite is a leading provider of color measurement solutions comprised of hardware, software and services for the verification and communication of color data. The Company serves a broad range of industries, including graphic arts, digital imaging, industrial and retail color matching, and medical. X-Rite is global, with 20 offices throughout Europe, Asia, and the Americas, serving customers in 100 countries. Visit www.xrite.com for more information.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Amazys and is not a substitute for the prospectus and proxy statement and other documents that X-Rite has filed or will file with the U.S. Securities and Exchange Commission (“SEC”). X-Rite has filed exchange offer materials and other documents with the SEC, and has also filed exchange offer materials with the Swiss Takeover Board. The exchange offer materials contain important information, which should be read carefully before any decision is made with respect to the exchange offer. Final exchange offer materials and certain other offer documents are available to all shareholders of Amazys at no expense to them. The exchange offer materials are also available for free at the SEC’s website at www.sec.gov. Amazys shareholders are urged to read the relevant exchange offer documents, including the final prospectus, as well as any amendments or supplements to those documents, because they contain important information that shareholders should consider before making any decision regarding tendering their shares.

In addition, the issuance of X-Rite common stock in connection with the proposed transaction will be submitted to X-Rite shareholders for their consideration on June 30, 2006, and X-Rite has filed with the SEC a proxy statement to be used by X-Rite to solicit its shareholders’ approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. The definitive proxy statement seeking approval from X-Rite shareholders of the proposed transaction was sent to X-Rite shareholders on or about May 9, 2006. The proxy statement is also available for free at the SEC’s website (www.sec.gov). Shareholders of X-Rite are urged to read the proxy statement regarding the proposed transaction and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information.

X-Rite and its directors, officers and other members of its management and employees also may be soliciting proxies from X-Rite’s shareholders in connection with the vote of X-Rite shareholders referenced above. Information regarding those participants is included in Part III of the Company’s Annual Report on Form 10-K/A for the 2005 fiscal year of the company. Copies of this filing are available at the SEC’s website.

Copies of the proxy statement, the registration statement and the SEC filings of X-Rite that are incorporated by reference in the proxy statement and the registration statement can also be obtained, without charge, by directing a request to: Barbara Linderman at blinderman@xrite.com.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the information contained in this filing.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of X-Rite common stock in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

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